# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roblox Corporation, CIK 0001315098
CUSIP: 771049103
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3150 South Delaware Street,, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-021512
Filed by CIK 0001834991

## Reporting persons
- David Baszucki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 35,568,524; shared voting power 12,781,474; sole dispositive power 35,568,524; shared dispositive power 12,781,474; aggregate amount beneficially owned 48,349,998 (7% of the class)
  Comment: Includes (i) 33,864 shares of Class A common stock held by Mr. Baszucki; (ii) 12,781,474 shares of Class B common stock held of record by the 2020 David Baszucki Gift Trust for which Mr. Baszucki's spouse serves as the party who exercises voting and investment control; (iii) 81,815 shares of Class A common stock and 23,025,695 shares of Class B common stock held of record by The Freedom Revocable Trust dated February 28, 2017, as amended for which Mr. Baszucki serves as trustee and exercises voting and investment control; (iv) 12,406,486 shares of Class B common stock held of record by the 2020 Jan Baszucki Gift Trust for which Mr. Baszucki serves as the party who exercises voting and investment control; and (v) 20,664 shares of Class A common stock issuable upon the settlement of restricted stock units, or RSUs, within 60 days of June 30, 2025.
  
  Percentage ownership based on 645,032,994 shares of Class A common stock of the Issuer outstanding as of July 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025, and assumes that (i) 48,213,655 shares of Class B common stock are converted into Class A common stock, and (ii) 20,664 shares of Class A common stock issuable upon the settlement of RSUs, are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).
- The Freedom Revocable Trust dtd 02/28/2017: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 23,107,510; shared voting power 0; sole dispositive power 23,107,510; shared dispositive power 0; aggregate amount beneficially owned 23,107,510 (3.5% of the class)
  Comment: Percentage ownership based on 645,032,994 shares of Class A common stock of the Issuer outstanding as of July 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025, and assumes that 23,025,695 shares of Class B common stock are converted into Class A common stock and are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).
- 2020 David Baszucki Gift Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,781,474; sole dispositive power 0; shared dispositive power 12,781,474; aggregate amount beneficially owned 12,781,474 (1.9% of the class)
  Comment: Percentage ownership based on 645,032,994 shares of Class A common stock of the Issuer outstanding as of July 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025, and assumes that 12,781,474 shares of Class B common stock are converted into Class A common stock and are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).
- 2020 Jan Baszucki Gift Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 12,406,486; shared voting power 0; sole dispositive power 12,406,486; shared dispositive power 0; aggregate amount beneficially owned 12,406,486 (1.9% of the class)
  Comment: Percentage ownership based on 645,032,994 shares of Class A common stock of the Issuer outstanding as of July 15, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025, and assumes that 12,406,486 shares of Class B common stock are converted into Class A common stock and are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: Roblox Corporation
Address of issuer's principal executive offices: 3150 South Delaware Street, San Mateo, CA, 94403

## Item 2. Person Filing
Name of person filing:
Each of the following is a reporting person ("Reporting Person"):

David Baszucki

The Freedom Revocable Trust dated February 28, 2017 as amended

2020 David Baszucki Gift Trust

2020 Jan Baszucki Gift Trust
Address of principal business office or, if none, residence:
The address for the principal business office of Mr. Baszucki and The Freedom Revocable Trust dtd 02/28/2017 is:
c/o Roblox Corporation
3150 South Delaware Street
San Mateo, California 94403

The address for the principal business office of the 2020 David Baszucki Gift Trust and the 2020 Jan Baszucki Gift Trust is:
c/o Bessemer Trust Company of Delaware, N.A., Trustee
20 Montchanin Road, Suite 1500
Wilmington, Delaware 19807
Citizenship: Reference is made to the response to item 4 on each of pages 2-5 of this Schedule 13G (this "Schedule"), which responses are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is made to the response to item 9 on each of pages 2-5 of this Schedule which responses are incorporated herein by reference.
Percent of class: Reference is made to the response to item 11 on each of pages 2-5 of this Schedule which responses are incorporated herein by reference.
Sole power to vote or to direct the vote: Reference is made to the response to item 5 on each of pages 2-5 of this Schedule which responses are incorporated herein by reference.
Shared power to vote or to direct the vote: Reference is made to the response to item 6 on each of pages 2-5 of this Schedule which responses are incorporated herein by reference.
Sole power to dispose or to direct the disposition: Reference is made to the response to item 7 on each of pages 2-5 of this Schedule which responses are incorporated herein by reference.
Shared power to dispose or to direct the disposition: Reference is made to the response to item 8 on each of pages 2-5 of this Schedule which responses are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- David Baszucki: /s/ David Baszucki, David Baszucki (08/12/2025)
- The Freedom Revocable Trust dtd 02/28/2017: /s/ David Baszucki, David Baszucki / Trustee (08/12/2025)
- 2020 David Baszucki Gift Trust: /s/ Bessemer Tr. Co. of DE, N.A., TTEE by Julia E. Coombs, Principal, Julia Coombs/ Principal, Senior Trust Officer/Assistant Fiduciary Counsel (08/12/2025)
- 2020 Jan Baszucki Gift Trust: /s/ Bessemer Tr. Co. of DE, N.A., TTEE by Julia E. Coombs, Principal, Julia Coombs/ Principal, Senior Trust Officer/Assistant Fiduciary Counsel (08/12/2025)
Comment: Joint Filing Agreement, dated as of February 14, 2022, filed with the SEC on February 14, 2022 (File No. 005-93391) as Exhibit A to Schedule 13G